December 13, 2010

Mr. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Washington, D.C. 20549-4628

Mail Stop 4628

Re:	Anadarko Petroleum Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 23, 2010

Forms 10-Q for the Fiscal Quarter Ended September 30, 2010

Filed November 1, 2010

File No. 1-08968

Dear Mr. Schwall:

On May 18, 2010, Anadarko Petroleum Corporation (the “Company,” “we” or “us”) received the comments of the staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission (the “SEC”) to our annual report on Form 10-K for the year ended December 31, 2009 (“Form 10-K”), to which we submitted our response on May 28, 2010. On August 10, 2010, we received additional comments of the Staff to the Form 10-K and our Quarterly Reports on Form 10-Q for each of the quarters ended March 31, 2010, and June 30, 2010, to which we submitted our response on August 23, 2010. On November 30, 2010, we received additional comments of the staff to the Form 10-K and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (“Form 10-Q”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.

Based on our review of the Staff’s most recent letter, and as further described herein, we believe that our Form 10-K and Form 10-Q are materially accurate and that amendment is not necessary. As indicated in certain responses below, we respectfully propose to make appropriate clarifications and modifications to certain of our disclosures in future filings.

Mr. Roger Schwall

United States Securities and Exchange Commission

December 13, 2010

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Form 10-Q; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2009

Items 1 and 2. Business Properties

Oil and Gas Properties and Activities

Proved Reserves, page 8

1.

We note your response number 2 in which you point out that the decline in proved undeveloped reserves is due to your divestiture program subsequent to your acquisitions of Kerr-McGee and Western Gas Resources. You also point out that you have addressed these divestitures in this and prior Forms 10-K. However, it does not appear that these other disclosures specifically address the impact upon your proved undeveloped reserves. Confirm that, in future filings, you will address the impact of your divestitures upon your proved undeveloped reserves as well as addressing changes to your proved undeveloped reserves in the properties that you have retained or acquired.

Response: The Company acknowledges the Staff’s comment and confirms that it will include information in future filings that specifically addresses material impacts of divestitures on proved undeveloped reserves and material changes in proved undeveloped reserves for properties the Company has retained or acquired.

2.

We note your response to prior comment number two from our letter dated August 10, 2010 and do not agree with your use of a threshold of 15% in evaluating whether to separately disclose and NGL quantities. As your NGL quantities represent 11% of your total proved reserves, these appear significant and should be disclosed and discussed separately.

Response: The Company acknowledges the Staff’s disagreement with the application of a 15% threshold for evaluating whether NGL reserve quantities should be separately disclosed. For the year ended December 31, 2010, the Company will include disclosure and discussion of its NGL reserve quantities in its Form 10-K, and will reclassify and separately disclose prior years’ NGL reserve quantities to conform to the 2010 presentation.

Mr. Roger Schwall

United States Securities and Exchange Commission

December 13, 2010

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

3.

We note your response to prior comment 12. Provide that information in your filings and also quantify the resources that would be available under the CGA, MSRC, NRC or OSR, in the event of another spill or similar emergency.

Response: The Company acknowledges the Staff’s comment and will include the information from our response to prior comment 12 in its 2010 Form 10-K. The Company will also include a quantitative discussion regarding available resources that are anticipated to be available in the event of another spill or similar emergency where appropriate.

Management’s Discussion and Analysis … page 43

Costs and Expenses, page 51

4.

Please expand your disclosure to quantify the legal fees incurred during the third quarter relating to the Deepwater Horizon events or tell us why you believe this disclosure is not necessary. Refer to Section III.D of SEC Interpretive Release 33-6835, which may be found at http://www.sec.gov/rules/interp/33-6835.htm, for further guidance.

Response: Deepwater Horizon event-related legal fees incurred during the third quarter of 2010 were $2 million, compared with total general and administrative expense for the three months ended September 30, 2010, of $275 million. Based on these amounts, the Company does not consider its Deepwater Horizon event-related legal costs, or any of the other items discussed on page 52 of the Form 10-Q, to be individually material and therefore has not provided disclosure of these amounts.

In future filings, the Company will include expanded disclosure and quantification of legal costs if material changes in these amounts occur.

* * * * *

Mr. Roger Schwall

United States Securities and Exchange Commission

December 13, 2010

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-7021 or by facsimile at (832) 636-7008.

Very truly yours,

/s/ ROBERT G. GWIN

cc:	H. Paulett Eberhart, Chairperson, Audit Committee
Christopher O. Champion, KPMG LLP
David P. Oelman, Vinson & Elkins L.L.P.
D. Alan Beck, Jr., Vinson & Elkins L.L.P.